

23002263

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70502

SEC Mail Processing
MAR 1 7 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netshares Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 Wilcrest Drive, Suite 275
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Coglianese CPA	800-216-0360	dlee@netshares.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA
(Name – if individual, state last, first, and middle name)

125 E. Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Netshares Financial Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


ROBERT MAYES
Notary Public, State of Texas
My Comm. Exp. 08-20-2024
ID No. 13263615-6

Signature: ______________________

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NETSHARES FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	41,499
Prepayments	$ 3,500
Total assets	$ 44,999

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 11,500
Total liabilities	11,500

Member's equity

Member's equity	33,499
Total member's equity	33,499
Total liabilities and member's equity	$ 44,999

NETSHARES FINANCIAL SERVICES, LLC
Statement of Operations
For the Period January 1, 2022 through December 31, 2022

Revenues	$ -
Expenses	
Occupancy	12,000
Professional Fees	28,430
Other operating expenses	2,140
Total Expenses	42,570
Net income (loss) before income tax provision	(42,570)
Income tax provision	-
Net income (loss)	$ (42,570)

NETSHARES FINANCIAL SERVICES, LLC
Statement of Changes in Member's Equity
For the Period January 1, 2022 through December 31, 2022

	Member's Equity
Balance at January 1, 2022	$ 26,069
Capital Contributions	50,000
Net income (loss)	(42,570)
Balance at December 31, 2022	$ 33,499

NETSHARES FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Period January 1, 2022 through December 31, 2022

Cash flow from operating activies:		
Net income (loss)		$ (42,570)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Prepaid Expenses	(3,500)	
Rent Payable	(1,300)	
Total adjustments		(4,800)
Net cash provided by (used in) operating activities		(47,370)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital contributions	50,000	
Net cash provided by (used in) financing activities		50,000
Net increase (decrease) in cash		2,630
Cash at January 1, 2022		38,869
Cash at end of year		$ 41,499

Supplemental disclosure of cash flow information:

Cash paid during the period of January 1, 2022 through December 31, 2022	
Interest	$ -
Income taxes	$ -

1. Organization and Summary of Significant Accounting Policies

Description of Business

Netshares Financial Services, LLC(the "Company") was formed as a Limited Liability Company on September 10, 2019 in the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In April 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and commenced operations. The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Netshares, LLC (the "Parent"). The Company's primary business consists of offering intermediary marketing and placement services as agent, as well as private placements of securities. The Company is a member of the Securities Investor Protection Corporation (SIPC).

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2022, the Company's cash balance did not exceed the FDIC insured limit.

Basis of Presentation

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company receives two types of revenue under an advisory contract: non-refundable monthly retainer fees and a transaction success fee. For each contract, the Company assesses whether non-refundable monthly retainer fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction success fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction and whether the monthly retainer fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly retainer fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed, per the terms of the contract. If the Company determines that the non-refundable monthly retainer fees and transaction success fee are a single deliverable, the Company defers the revenue until the fee

is earned or the contract is otherwise complete. Transaction fees stemming from a qualified transaction are considered variable consideration and accordingly are recognized when related transaction is complete, the amount of the fee is known, and collection is reasonably assured. There were no open contracts for the year ended December 31, 2022.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company, with the consent of its Member, has elected to be a Texas Limited Liability Company. For tax purposes, the Company is treated as a S Corporation. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes is included in these financial statements. The State of Texas has similar regulations, although there is a provision for a gross receitps tax and a tax rate of .75%.

Lease Standards

The Company is not subject to ASC 842 under the short-term exemption. The Company records shared expenses monthly as billed.

2. Related Party Transactions

The Company is party to an expense sharing agreement with an affiliate under common ownership of the sole member of the parent for occupancy. For the year ended December 31, 2022, $10,700 has been accrued.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At December 31, 2022, the Company had net capital of $33,499, which was $28,499 in excess of its required net capital of $5,000. The Company's net capital ratio was .34 to 1.

4. Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2022, the Company was not involved in any litigation.

5. Operating Losses and Capital Contributions

The Company has losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

6. Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, noting that on June 3, 2022, the Company received and accepted an offer to be acquired. Pending regulatory approval, the Company expects to close this transaction in the first or second quarter of 2023.

8. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NETSHARES FINANCIAL SERVICES, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2022

Computation of net capital		
Member's equity	$ 33,499	
		$ 33,499
Total member's equity		
Net Capital		33,499
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 767	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 28,499
Ratio of aggregate indebtedness to net capital		0.34

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2022.

NETSHARES FINANCIAL SERVICES, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2022

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placementes and due M&A transactions. Accordingly, there are no items to report under the requirements of this Rule.

Assertions Regarding Exemption Provisions

We, as members of management of NETSHARES FINANCIAL SERVICES, LLC("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act (SEA) of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3- 3, and (2) The Company is filing this Exemption Report as a Non-covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to performing private placements and M & A transactions.

As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period January 1, 2022 through December 31, 2022.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the period January 1, 2022 through December 31, 2022.

Netshares Financial Services, LLC

By:



David Lee
President and CEO



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Equity Members of Netshares Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netshares Financial Services, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Netshares Financial Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Netshares Financial Services, LLC's management. Our responsibility is to express an opinion on Netshares Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Netshares Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Netshares Financial Services, LLC's financial statements. The supplemental information is the responsibility of Netshares Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Netshares Financial Services, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 26, 2023



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Members of Netshares Financial Services LLC,

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Netshares Financial Services LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Netshares Financial Services LLC limits its business activities exclusively to performing private placements and M & A transactions and Netshares Financial Services LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Netshares Financial Services LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period January 1, 2022 through December 31, 2022. Netshares Financial Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Netshares Financial Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 26, 2023